Exhibit 99.1

Disclaimer

This communication does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. If Takeda decides to proceed with an offer to purchase TiGenix’s securities through a public tender offer, such offer will and can only be made on the basis of an approved offer document by the FSMA and tender offer documents filed with the U.S. Securities and Exchange Commission (“SEC”), which holders of TiGenix’s securities should read as they will contain important information. This communication is not a substitute for such offer documents. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

At the time the voluntary public takeover bid is commenced, shareholders of TiGenix are urged to read the offer documents which will be available at www.sec.gov. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers – (i) an offer for all ordinary shares issued by TiGenix (“Ordinary Shares”) and warrants to acquire Ordinary Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix’s American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary (“ADSs”), and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”).

The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC’s website at www.sec.gov. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

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Transcript of Video Message

Hello, everyone.

My name is Asit Parikh and I lead the Gastroenterology Therapeutic Area Unit at Takeda.

I look forward to seeing you soon at the Town Hall. My colleagues and I are excited to share how much we value our partnership with TiGenix on Cx601 and give you a bit of background as to why Takeda decided to move forward with the potential acquisition.

Cx601 is an incredibly innovative medicine that has the potential to bring great benefit to patients with fistulizing Crohn’s disease. The development of this medicine by all of you over the last 13 years is a fantastic success story and is testament to the continual pursuit of bringing better treatment options to patients.

The last couple of months have been extraordinary for Cx601. The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion recommending marketing authorization for Cx601 in Europe in December, marking the first allogeneic stem cell therapy to receive such endorsement. And then in January, Takeda and TiGenix worked hand-in-hand to successfully defend the contested EU orphan drug status for the medicine.

These independent validations of the clinical benefit of Cx601 demonstrate TiGenix’s expertise in stem cell technology and cemented our belief in wanting to take our partnership to the next level. At the Town Hall a number of senior leaders from Takeda will be present to provide an overview of our company, R&D strategy, focus and presence in Europe, and our deep investment in the exciting field of gastroenterology.

Takeda has a long standing commitment to patients suffering from IBD and other gastrointestinal disorders. GI is a core therapeutic area for Takeda – we have a heritage and a track record of delivering innovative medicines to patients in this area, with five major products in our portfolio, emphasizing our leadership and commitment. Our most recent GI product, Entyvio, has helped many patients reach long-lasting remission in IBD since its launch in 2014, with the innovative medicine now available in more than 60 countries.

I am personally really looking forward to telling you more about our work in GI and answering any questions you may have.

Until then, I want to thank you all for your work and commitment, especially as we approach an EC approval decision for Cx601. I look forward to seeing you in Madrid!